Qwick Media Inc. Pursues Strategic Alternatives for Growth Objectives - Corporate Update

BURNABY, B.C. (December 18, 2017) – Qwick Media Inc. (“Qwick” or the "Company") (CSE: QMI), a leading provider of touchscreen technology of specializing in turnkey interactive self-service kiosk and digital signage announced today that it is considering a range of strategic alternatives available to the Company with a view to enhance shareholder value.  The Company has identified revenue growth opportunities that may require additional capital. Therefore, the strategic consideration may include, among other alternatives, financing, acquisition, merger or other initiatives, or any combination of the foregoing.  In each case, the objective is to establish a well-capitalized entity that can best pursue the future opportunities available to the Company, and that will enhance value for shareholders.
The strategic review process has not been initiated as a result of receiving any offer. The Company has not set a definitive schedule to complete its identification, examination and consideration of strategic alternatives, and no decision on any alternative has been reached at this time. The Company does not intend to disclose developments with respect to this process unless and until the board has approved a definitive transaction or other course of action or otherwise deems that disclosure of developments is appropriate or otherwise required by law. There can be no guarantee that this review will result in a transaction, or if a transaction is undertaken, as to its terms or timing.
Update:
Qwick has continued throughout the year to enhance the capabilities of its software and hardware platforms to provide better services to our clients. This includes expanding our platform offering to retailers to optimize their online presence into their stores allowing for purchases directly on the kiosk for items not stocked in store.  With the growing demands for the delivery of online purchases, Qwick has developed systems, software and commenced in house fabrication of click and collect locker systems for convenient, secure pick up locations for online orders.   The Company is also developing a new kiosk and software platform to be marketed to licenced distributors and government approved retailers in the cannabis industry. The Company has made investments in manufacturing components to be competitive in price and delivery of its kiosks, specializing in kiosk vending, and click and collect lockers.

About Qwick Media:
Qwick Media provides customer management systems for the delivery of private channels into high traffic locations. Touch screen media, and interactive signage allow consumers to engage themselves with loyalty programs, interactive shopping directories, wayfinding, reward coupons, and drive other on-demand media applications. To find out more please visit our new website at: http://www.qwickmedia.com

Forward-Looking Statements:
In this press release, the Company makes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements describe future expectations, plans, results or strategies and can often be identified by the use of terminology such as "may," "will," "estimate," "intend," "plan," "continue," "believe," "expect," "anticipate," "target," "should," "could," "potential," "opportunity," "goal," or similar terminology. These statements are based upon management's current expectations, assumptions and estimates and are not guarantees of timing, future results or performance. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties and other factors, including, among other things: competition; Canadian, U.S. and international economic and industry conditions, including declines in or slow growth of gross gaming revenues or lottery retail sales, reductions in or constraints on capital spending by gaming or lottery operators and bankruptcies of, or credit risk relating to, customers; limited growth from new gaming jurisdictions, and slow adoption of the Company’s technology in  casinos in existing jurisdictions; opposition to legalized gaming or the expansion thereof; inability to adapt to, and offer products that keep pace with, evolving technology; inability to develop successful gaming concepts and content; laws and government regulations, including those relating to gaming licenses and environmental laws; inability to identify and capitalize on trends and changes in the gaming, lottery and interactive industries; dependence upon key providers in our social gaming business; inability to retain or renew, or unfavorable revisions of, existing contracts, and the inability to enter into new contracts; level of our indebtedness, higher interest rates, availability or adequacy of cash reserves, cash flows and liquidity to satisfy indebtedness, other obligations or future cash needs; inability to reduce or refinance our indebtedness; restrictions and covenants in our debt agreements, including those that could result in acceleration of the maturity of our indebtedness; protection of our intellectual property, inability to license third party intellectual property, and the intellectual property rights of others; security and integrity of our software and systems and reliance on or failures in our information technology systems; natural events that disrupt our operations or those of our customers, suppliers or regulators; inability to benefit from, and risks associated with, strategic equity investments and relationships.

Additional information regarding risks, uncertainties and other factors that could cause actual results to differ materially from those contemplated in forward-looking statements is included from time to time in our filings with the SEC, including the Company's current reports on Form 8-K, quarterly reports on Form 6-K and its latest annual report on Form 20F filed with the SEC (including under the headings "Forward Looking Statements" and "Risk Factors") and the MD & A and Financial Statement filed with Canadian Regulatory Authorities. Forward-looking statements speak only as of the date they are made and, except for the Company's ongoing obligations under Canadian securities laws, or U.S. federal securities laws, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, contact:
Ross J. Tocher, President & CEO
Tel. 604 818-4909
Email: ross@qwickmedia.com
Website: www.qwickmedia.com